MASTERWORKS

Courtney Kinsella <ckinsella@masterworks.com>

Debut Offering | Ernie Barnes (△45% | △32% | $488K)

1 message

Masterworks <support@masterworks.com> Mon, Aug 14, 2023 at 1:02 PM
To: ckinsella@masterworks.com


DEBUT OFFERING
ERNIE BARNES
ERNIE BARNES
Barnes' success in the secondary market has seen major growth in the last few years, achieving all of his top ten records in 2022.

INVEST NOW

Why Do We Like This Painting?

1 **Barnes' market has continued to surge with a 45% Annual Record Price Growth Rate[1], based on data from 1999-2022.**




CHRISTIE'S

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2 **Works similar to this offering have seen a 32% Annual Appreciation Rate[2].**


$0.9M
$0.7M
$0.4M
$0.2M
2007
2010
2013
2016
2019
2022
2023

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3 **In 2022, Barnes' iconic painting "The Sugar Shack," which was featured on a Marvin Gaye album cover, sold for a staggering $15.3M, catalyzing deeper price discovery in his market.**


Sold For $15.3M
WMPC

4 **Barnes' success in the secondary market has seen major growth in the last few years, achieving all of his top ten records in 2022.**


730
CHRISTIE'S

INVEST NOW

Initial Price Offering is $488,000

More information on the Offering Circular can be found at sec.gov

1. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Ernie Barnes have a record price compound annual growth rate ("CAGR") of 45.0% from October 19, 1999 to December 31, 2022. This calculation is based on (i) a record price of $2,250 on October 19, 1999, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $13,026,201 the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

2. The chart in the email captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Ernie Barnes with the following criteria: Horizontal paintings between 15 inches and 40 inches in size that feature less than 5 figures in a bar or domestic interior scene, excluding diptychs and Two Clowns Playing Pool as Another Looks On due to poor condition. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 32.0% CAGR implied from selected sales occurring from February 19, 2008 to May 16, 2023.

Masterworks may, from time to time, engage in "testing the waters" under Regulation A of the Securities Act of 1933, as amended, for the offerings currently filed with (but not yet qualified by) the SEC. This process allows companies to determine whether there may be interest in an eventual offering of their securities. Masterworks is not under any obligation to make an offering under Regulation A. We may choose to make an offering to some, but not all, of the people, who indicate an interest in investing, and that offering might not be made under Regulation A. If we go ahead with an offering, we will only be able to make sales after we have filed an offering statement with the SEC and the SEC has "qualified" the offering statement. The information in the offering statement will be more complete than any information provided on our website, and could differ in important ways. You must consider fully the information provided in the offering statement filed with (and qualified by) the SEC prior to making any investment decision. No money or other consideration is being solicited at this time for any pre-qualified offering, and if sent in response, will not be accepted.

No offer to buy the securities for a pre-qualified offering can be accepted and no part of the purchase price can be received by the issuer or anyone else until the offering statement filed by the Masterworks issuer with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance is given after the date of qualification. An indication of interest involves no obligation or commitment of any kind by either party.

You must read the offering documents filed with the SEC before investing and the additional information available at https://www.masterworks.com/about/disclosure